United States securities and exchange commission logo





                            October 28, 2021

       Gregg E. Zahn
       Chief Executive Officer
       First Trinity Financial Corporation
       7633 E. 63rd Place, Suite 730
       Tulsa, OK 74133

                                                        Re: First Trinity
Financial Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed October 22,
2021
                                                            File No. 333-260444

       Dear Mr. Zahn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance